

STEP 01

Talk with the AI in your favorite messenger



STEP 02

Solve any IP tasks with top providers worldwide



STEP 03

Track your IP portfolio online and in one place

INVEST IN **IPNOTE**

AI-powered global IP management platform, reducing patent and trademark registration costs by 5x

ipnote.pro Lewes, DE Technology SaaS Profitable Fast Growth

Highlights

Fast Growth
Revenue growing 2X/yr for at least prior 6 months

Profitable
Profitable for prior 3 months and expect same in future

1. $800K gross revenue in 2024
2. Almost 3x annual growth for 3 years
3. 91% retention, $16,250 LTV
4. Customers from 60+ countries
5. $216B IP services market with a 7.5% CAGR
6. 4.8-star rating on Trustpilot from over 70 reviews
7. 12 years of expertise in IP industry
8. Fully proven marketing and sales channels

Featured Investor



Robert Fichter
Syndicate Lead

Follow

Invested $5,000

"As a lead investor in iPNOTE, I am excited to support this transformative platform that is redefining the way intellectual property (IP) is managed. In an era where innovation is a cornerstone of business success, iPNOTE provides a streamlined, user-friendly solution for businesses and legal professionals to protect, manage, and maximize the value of their IP assets. One of the most compelling aspects of iPNOTE is its unparalleled focus on cost efficiency. The platform empowers IP owners to receive transparent cost estimates quickly and from as many providers as needed, making it easier than ever to compare options and make informed decisions. By simplifying this traditionally complex and opaque process, iPNOTE not only saves users significant time and money but also enhances their confidence in managing IP budgets effectively. With its centralized management tools, automated reminders, and robust collaboration features, iPNOTE addresses the key pain points in IP management —missed deadlines, fragmented processes, and inefficiencies. It allows businesses to focus on innovation rather than administrative hurdles, ensuring their intellectual property is always protected and optimized for success. The iPNOTE team is composed of experts who deeply understand the challenges faced by IP owners and have demonstrated exceptional foresight in creating a platform that is as powerful as it is intuitive. Combined with the growing global need for efficient IP management solutions, iPNOTE is uniquely positioned to lead this critical industry into the future. As a lead investor, I am confident that iPNOTE's focus on convenience, transparency, and cost efficiency will make it a game-changer in the IP management space. I am proud to support this forward-thinking company and encourage others to join me in empowering businesses to safeguard their most valuable assets with ease and confidence."

Our Team



Alex Levkin Founder, CEO/CPO

An experienced patent attorney who led his firm for a decade and is now revolutionizing the IP industry to make it accessible and affordable for all.



Andrey Elagin Co-founder, BDO

Ph.D., serial deep tech entrepreneur with extensive experience managing a global IP portfolio in 50+ countries.



Alex Muntyan VP of Sales

With 12 years in sales leadership and customer success, Alex drove 500% revenue growth at ABBYY spin-off Smartcat, securing $7M in Series A funding from Matrix Partners. He also owns a consulting firm and advises B2B tech startups.



Kseniia Polozhentseva VP of Marketing

Serial digital entrepreneur with experience working with companies from the Forbes 100 largest companies by net profit rating

Join us in shaping the future of the intellectual property industry!

At iPNOTE, we bring together IP owners, law firms, and IP software solutions in a seamless online space. Our platform, powered by automation, AI, and integrations, provides a single hub to handle all IP tasks, reducing costs by up to 5x.

iPNOTE introduces a groundbreaking approach to IP management, merging software, expert services, AI, and personalized management into a unique solution — **IP Management as a Service (IPMaaS).**

Founded in 2022, iPNOTE is growing fast—tripling our net revenue annually. We're already operationally profitable and are on track to achieve full profitability, including all capital expenses.

Our sales and marketing team and processes are fully built and tested, and our unit economics are solid. We are growing quickly in organic traffic and achieved 4,500 clicks from Google in November, a 5x increase over July. The average cost per lead has dropped to less than $100.

Many of our clients, especially IP law firms, have shown strong interest in investing, and we finally found the ideal platform to organize this through Wefunder.

While we're preparing to raise a traditional seed round in Q1-Q2'25, we're raising an additional $124,000 in a community round to boost our metrics.

This funding will go directly toward marketing, allowing us to acquire up to 60 new B2B customers and generate an estimated $975K in lifetime value (LTV).*

We hope that in five years, iPNOTE will become an essential tool for every IP-related person worldwide, processing turnover exceeding $1 billion annually. Like a flywheel, it requires immense effort to get started, but once it builds momentum, it becomes unstoppable.

iPNOTE

Market

24 mln IP rights are filed every year

$9,000 is a full cost for each IP

Registration takes **1-3 years**

Each IP goes through **at least 5 stages**

Local IP attorney required for foreign filings

$216B TAM

7.5% CAGR

The **$216 billion global IP market**, growing at **7.5% annually**, presents a massive opportunity. With just **0.5% market share**, there's room for a unicorn – and **iPNOTE is ready to seize it.**

iPNOTE

Problem


Tech companies
What's needed?
How to begin?
Cost estimate?
How to choose?
How to control?
IP law firms
Getting leads?
Conversion?
Minimizing CAC?
Reducing efforts?
Retaining clients?

Navigating IP registration is often **slow, expensive, and confusing** for tech companies, while IP law firms face challenges with **lead generation and client retention.** iPNOTE is here to **eliminate these roadblocks.**

Solution


1. Talk with AI
2. Choose the best provider
3. Track your IP portfolio online

iPNOTE combines **AI guidance, a global provider marketplace,** and seamless **portfolio management**, creating a **one-stop solution** for businesses and IP professionals worldwide.

Business Model

SaaS-enabled marketplace

14.5% fee on $1,184 average transaction

Subscriptions for IP providers: **up to $12,990/year**

IP management subscriptions: **up to $11,880/year**


30% QoQ Growth

Our **SaaS-enabled marketplace** balances **recurring and transactional revenue**, driving **stable, predictable growth** and enabling us to scale efficiently without heavy investments.

Unit economics


0
50
100

$16,250+ LTV

$2,000 CAC

91% Retention

With optimized acquisition costs, exceptional retention rates, and strong customer lifetime value, iPNOTE builds **a solid foundation for sustainable and profitable growth.**

Team



ALEX LEVKIN

Founder, CEO & CPO

Serial entrepreneur, global IP expert and patent attorney who led his firm for a decade and is now revolutionizing the IP industry.



ANDREY ELAGIN

Co-founder, BDO

Ph.D., serial deep tech entrepreneur with extensive experience managing a global IP portfolio in 50+ countries.



ALEX MUNTYAN

VP of Sales

Entrepreneur with over 10 years of experience in sales leadership and customer success, with a demonstrated history of driving revenue growth for top-tier software companies



KSENIA POLOZHENTSEVA

VP of Marketing

Seasoned digital entrepreneur with a strong marketing background and a proven track record of successful collaborations with Forbes Top 100 companies.

Led by a team of **seasoned entrepreneurs and industry experts**, iPNOTE **combines deep expertise in IP law, technology, sales, and marketing,** ensuring we're equipped to succeed on a global scale

Advisors



ROBERT FICHTER

Advisor, Active User

Patent attorney who managed **multi million IP law firm (Dennemeyer & Associates)** for 15 years and built it up from 10 people in Luxembourg to 300 people across 14 offices on each continent



ALEXANDER STRUNKIN

Advisor/Investor

Venture Partner in Pioneer Fund,
General Partner of LL5 Ventures
Serial founder and investor that have advised or invested in 50 startups



KSENIA CHABANENKO

Advisor

A seasoned global PR and MarCom leader with 20+ years of experience in communications in the TECH industry



VADIM KEFFLER

Advisor

More than 10 years in M&A and private equity, developed several startups with $150M total funding amount

Guided by **industry leaders in IP management, PR and venture capital**, iPNOTE benefits from **unparalleled strategic insight and experience** to navigate growth and innovation


customer

Customer Support and High Quality Draft

The existence of customer support is first thing helpful for new customer like us. The person recommends suitable firm in the respect of budgetary and technological area. It ease our anxiety of first try. Second thing was actual recommended firm gave us a high quality drafts. Communication and their understanding of relating area was quite good. The claims covers more than what I want it to cover. I'm satisfied with the service.

Jeffrey Tyan

First-timer!

First time going through them and they did not disappoint! I got my trademarked filed right away, and Ian clearly explained everything to me! Great service and fair price!! Plan on using them again!

customer

10/10 Experience

I've had great experience with Ipnote pro: the most valuable part was the personal assistance program, I had to pay extra buck for it, but it was absolutely worth it. Also: lots of offers from various providers, great payment arrangement with money back guarantee (had to use it for one of the providers).

View more reviews on Trustpilot

We've been using iPnote for our TM...

We've been using IPnote for our TM registration in the last couple of years. Very happy with the software they've built and also with the support they've been providing to us. Highly recommend giving it a go.

G CH

Great experience

Great experience, fast response, very good knowledge, happy to work with them.

IAF

Verified

Expert in branding

ipnote is a good platform served by experienced and knowledgeable trademark registration agencies.

Wow what a great service and you will...

Wow what a great service and you will find that the providers are much cheaper than golg direct. All the attorneys are screened and verified so no need to wonder if you are buying a legitimate service. Have used twice so far and will use again.

Theodore

Verified

If you decide to register your own trademark

I represent a team that plans to register its own trademark in Latin American countries. First, we hired a design bureau, which also develops branding. Our designers have created a large number of titles, of which we have selected three of the most interesting. But at this stage, our work stopped, since neither we nor our brand agency were asked whether it was possible to register any of these names in the right countries. We were sorely short of time. The IPnote service actually saved us. We saved a lot of time and money and finally realized that of the three names chosen, only one is free. Many thanks to the creators of the IPnote service. You have made a great service that really works and pays off instantly. We wish you and your service successful development. We have already told our brand agency about you and recommended that they start working with you.

Our customers' feedback speaks for itself. Businesses and IP professionals around the world **trust iPNOTE** to simplify their **IP registration and management processes**, reduce costs, and deliver real results.

At **iPNOTE**, we're not just building a platform – we're building the **future of intellectual property management**. Join us in shaping this future and **unlock the full potential of your IP portfolio.**

** Forward-looking projections are not guaranteed.*